SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of November, 2005

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Holding(s) in Company



PRUDENTIAL PLC ANNOUNCEMENT

Schedule 10 - Notification of Major Interests in Shares



 1. Name of Company

    Prudential plc

 2. Name of shareholder having a major interest:

    UBS AG

 3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 1 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

    Notifiable interest of UBS AG
 4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:



UBS business group / legal entity                Breakdown of position held (%)

MATERIAL





*UBS AG London Branch                                32,214,566 shares   1.35%

UBS Global Asset Management Life Limited             14,885,217 shares   0.62%







NON MATERIAL





BDL Banco di Lugano                                     5,000 shares   0.00%

Ehinger & Armand von Emst                              36,250 shares   0.00%

GAM Funds Inc.                                        186,150 shares   0.01%

GAM London Ltd                                     14,171,761 shares   0.59%

UBS Global Asset Management (UBS AG)                  190,359 shares   0.01

UBS Fund Management (Switzerland) AG               14,562,822 shares   0.61%

UBS Fund Services (Luxembourg) SA                  23,148,910 shares   0.97%

UBS Global Asset Management (Americas) Inc.        21,414,424 shares   0.90%

UBS Global Asset Management (Canada) Co.            4,540,507 shares   0.19%

UBS Global Asset Management (Deutschland) GmbH      2,881,250 shares   0.12%

UBS Global Asset Management (France) SA               722,543 shares   0.03%

UBS Global Asset Management (Hong Kong) Ltd           366,145 shares   0.02%

UBS Global Asset Management (Japan) Ltd             6,883,150 shares   0.29%

UBS Global Asset Management (Singapore) Ltd         1,442,717 shares   0.06%

UBS Global Asset Management (Taiwan) Ltd               49,667 shares   0.00%

UBS Global Asset Management Trust Company           3,871,316 shares   0.16%

UBS O'Connor Limited                                    7,325 shares   0.00%

UBS Capital Markets LP                                  3,238 shares   0.00%

UBS Financial Services Inc.                             2,234 shares   0.00%

UBS-WW & BB (UBS AG)                                1,455,293 shares   0.06%

UBS AG, Jersey Branch                                  54,482 shares   0.00%

UBS AG New York (101 Park Avenue)                     113,015 shares   0.00%

UBS Bank (Canada)                                       2,250 shares   0.00%

UBS (Italia) S.p.A                                     32,000 shares   0.00%

UBS (Monaco) S.A.                                       2,455 shares   0.00%

UBS Wealth Management AG                              215,450 shares   0.01%

UBS Wealth Management (UK) Ltd                      3,959,760 shares   0.16%

UBS Global Asset Management (UK) Limited           92,678,557 shares   3.88%

**UBS Securities LLC                                1,200,000 shares   0.05%




UBS AG - Total                                    241,298,813 shares  10.11%

 5. Number of shares/amount of stock acquired:

    See Additional Information

 6. Percentage of issued class:

    See Additional Information

 7. Number of shares/amount of stock disposed:

    N/A

 8. Percentage of issued class:

    N/A

 9. Class of security:

    Ordinary shares of 5p each

10. Date of transaction:

    3 November 2005

11. Date company informed:

    7 November 2005

12. Total holding following this notification:

    241,298,813

13. Total percentage holding of issued class following this notification:

    10.11%

14. Additional Information:


        UBS AG notified the Company that at the close of business on 3 November 2005 it had an interest in 241,298,813 ordinary shares of Prudential plc.





        Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America.

                                     -ENDS-



Contact name for Enquiries

Anne Newman

020 7548 3229

Company official responsible for making notification

Susan Henderson, Deputy Group Secretary

020 7548 3805

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 18 November 2005

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Susan Henderson

                                               Susan Henderson
                                               Deputy Group Secretary